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                              February 28, 2024

       Bala Padmakumar
       Chief Executive Officer
       Monterey Capital Acquisition Corp
       419 Webster Street
       Monterey, CA 93940

                                                        Re: Monterey Capital
Acquisition Corp
                                                            Amended
Registration Statement on Form S-4
                                                            Filed February 12,
2024
                                                            File No. 333-276182

       Dear Bala Padmakumar:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed February 12, 2024

       Cover Page

   1. We partially reissue prior comment 1. Please revise the registration statement fee table to reflect the additional
amount that may be issued to the extent MCAC   s transaction
                                                        expenses exceed
$8,000,000 and clearly disclose on the cover page the maximum additional amount.
       What voting power will current MCAC stockholders ....?, page 8

   2. We partially reissue prior comment 4. Please revise the table on page 8 to reflect interim levels of redemptions.
Please also revise to reflect the common stock to be issued upon completion of the
business combination by the rights holders. In addition, please revise to
 Bala Padmakumar
FirstName LastNameBala   Padmakumar
Monterey Capital Acquisition Corp
Comapany28,
February  NameMonterey
            2024          Capital Acquisition Corp
February
Page 2 28, 2024 Page 2
FirstName LastName
         disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Such information may be included in a separate table.
3. We reissue prior comment 6. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
4. We partially reissue prior comment 8. Please include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In addition, please clearly disclose the deferred underwriting fee.
         Please remove from the Class A common stock not redeemed the shares to be issued relating to the rights and the shares to be issued to Meteora. Lastly, the Total Sponsor
         Ownership Percentage in the table on page 9 does not appear consistent with the table on page 8 as it relates to no or minimal redemptions.
5. We reissue prior comment 10. Revise your disclosure to show the potential impact of redemptions on the per share value post business combination of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Summary of the Proxy Statement/Prospectus, page 18

6. We partially reissue prior comment 14. Please revise the summary disclosure concerning
         ConnectM to highlight the net losses, negative cash flow from operations, and going concern.
Treatment of ConnectM Securities, page 19

7. Please explain the statement on page 19 that "MCAC stockholders who decide not to redeem prior to the completion of the Business Combination will receive shares of New
         ConnectM common stock."
Amended and Restated Registration Rights Agreement, page 22

8. We partially reissue prior comment 15. Highlight that certain investors may have an incentive to sell even if the trading price at that time is below the IPO price. Discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.
Forward Purchase Agreement, page 22

9. We note your response to comment 16, including the belief that Meteora still owns the
         MCAC units and founders shares purchased in connection with the IPO. Please advise
 Bala Padmakumar
Monterey Capital Acquisition Corp
February 28, 2024
Page 3
         why Meteora is not included in the security ownership table and discuss how the current
         ownership of Meteora and the 9.9% limitation on Meteora   s ownership
impacts the ability
         of Meteora to purchase shares in the market pursuant to this agreement. Revise this section to discuss the risks that this agreement may pose to the company and other stockholders. For example, discuss how the purchases would impact the cash you have available for other purposes and to execute your business strategy. Clearly disclose the maximum total amount the company could be required to pay to Meteora under the
         Forward Purchase Agreement as compared to the total amount that Meteora could spend acquiring such shares. Please also clearly disclose, if true, here and elsewhere when discussing the forward purchase that the impact of this agreement could result in less cash available to the company that if such shares had been redeemed. Interests of Certain Persons in the Business Combination, page 26

10. We partially reissue prior comment 17. Please quantify the aggregate dollar amount that the sponsor and its affiliates have at risk that depends on completion of a business combination. Please also separately quantify the working capital loans, out of pocket expenses and advances. Also, clearly disclose any compensation arrangements or agreements with the three individuals who will remain directors post business combination.
Risk Factors, page 35

11. We note the disclosure in the risk factor on page 42 regarding the excise tax that "the proceeds deposited in the Trust Account and the interest earned thereon will not be used to pay for any Excise Tax due under the IRA in connection with any redemptions of the public shares prior to or in connection with the Business Combination." Based upon the trust agreement, it is unclear how you determined the interest would not be used to pay for any excise tax due. In addition, upon consummation of the business combination, such funds would be released from trust and may then be used to pay such taxes. Please revise. Also, clearly disclose the contexts in which proceeds from the trust account could be used to pay any excise tax, such as a court order or bankruptcy proceeding. Lastly, please add disclosure regarding the recent redemptions in connection with the extension and whether the excise tax would apply to those redemptions.
The Business Combination Proposal
Background of the Business Combination, page 102
FirstName LastNameBala Padmakumar
12. We note your response to prior comment 22. Please clarify whether the companies listed
Comapany
       at theNameMonterey
              bottom of pageCapital
                             104 andAcquisition
                                     top of 105 Corp
                                                comprised EF Hutton   s
comparable company
       analysis.
February  28, 2024 Page 3
FirstName LastName
 Bala Padmakumar
FirstName LastNameBala   Padmakumar
Monterey Capital Acquisition Corp
Comapany28,
February  NameMonterey
            2024          Capital Acquisition Corp
February
Page 4 28, 2024 Page 4
FirstName LastName
Summary of ConnectM Financial Analysis, page 108

13. Please provide all material projections used by the board in its evaluation of the transaction, not just a summary of the projections. Also, as previously requested in prior comment 26, please disclose the material estimates and specific assumptions that supported the projections.
Material U.S. Federal Income Tax Consequences, page 138

14. We partially reissue prior comment 34. We note the disclosure on page 144 that both
         MCAC and ConnectM expect the business combination to qualify as a reorganization under Section 368(a). It appears that the tax consequences are material to an investor.
         Therefore, please file a tax opinion as an exhibit to the registration statement. For guidance see Staff Legal Bulletin No. 19 Section III.A.2.
High Yield Notes, page 175

15. Please revise the maturity date for these notes, as they are the same date as the issuance.
Security Ownership of Certain Beneficial Owners and Management, page 217

16. We reissue prior comment 42. Please disclose the sponsor and its affiliates total ownership interest in the combined company, including all securities that could be exercisable or convertible within 60 days of completion of the business combination. This would include the placement warrants.
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Jeffrey Cohan